UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

MATERIAL FACT

Companhia Piratininga de Força e Luz (“Piratininga”) and its controlling shareholder CPFL Energia S.A. (“CPFL Energia”) convey to the market that the Brazilian Electric Energy Agency -ANEEL, during its Executive Officers Meeting that was held on October 18, 2005, decided to review the provisional tariff revision index released on October 23, 2004, which changed from 13.01% to 11.52% .

According to ANEEL´s Resolution nº. 336/2001 which limits both tariff revision indexes of CPFL Piratininga and Bandeirante Energia S.A. to the lower of the two, and considering that the tariff indexes of 2004 and 2005 were lower for Bandeirante Energia S.A. than for CPFL Piratininga, CPFL Piratininga´s tariff index will be changed from 10.51% to 9.67%, corresponding to 2004 and 2005´s tariff revision indexes obtained by Bandeirante Energia S.A., respectively.

This is the final tariff index, considering that ANEEL approved the Base de Remuneração Regulatória (one of the variables that form Parcel B of the distribution tariff), which changed from R$ 929.7 million to R$ 806.0 million.

Additionally, CPFL Piratininga´s tariffs will be adjusted on average by 1.46% to the period considered from October 23, 2005 to October 22, 2006, which shall be applied on tariffs already adjusted due to the conclusion of the 2003 Tariff Revision.

The non-recurring economic effect, before taxes, to be registered as revenue reduction in CPFL Piratininga´s net earnings will be of R$ 31 million, and refers to the period between October, 2003 and October, 2005. We emphasize that the Company already registered a loss of R$ 72 million due to the adjustments by ANEEL in 2004.

Therefore, the effect of this tariff revision in CPFL Energia´s net earnings will be a loss of around R$ 19 million.

São Paulo, October 21, 2005

José Antonio de Almeida Filippo
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.